                                                                EXHIBIT (A).(3)
BZW
222 Broadway, New York, NY 10038
Telephone (212) 412-4000

May 12, 1997


Board of Directors                                                [BZW LOGO]
National Education Corporation
2601 Main Street, Suite 700
Irvine, CA 92614


Members of the Board of Directors:


You have requested us to confirm our oral opinion rendered on May 9, 1997 with respect to the fairness, from a financial point of view and as of the date hereof, of the consideration to be received by holders of common stock ("NEC Common Stock") of National Education Corporation ("NEC"), other than Harcourt General, Inc. ("Harcourt") and Nick Acquisition Corporation (the "Purchaser"), a wholly-owned subsidiary of Harcourt, pursuant to the Agreement and Plan of Merger, dated as of May 12, 1997, by and among Harcourt, the Purchaser and NEC (the "Agreement").

The Agreement provides for a tender offer by the Purchaser for all shares of NEC Common Stock (the "Tender Offer") pursuant to which the Purchaser will pay $21.00 per share of NEC Common Stock accepted. Following completion of the Tender Offer, the Purchaser will be merged with and into NEC (the "Merger"), and each then outstanding share of NEC Common Stock will be converted into the right to receive $21.00 in cash.

For purposes of this opinion we have: (i) reviewed financial information with respect to NEC furnished to us by NEC, including certain internal financial analyses and forecasts prepared by the management of NEC; (ii) reviewed publicly available information regarding NEC; (iii) held discussions with the senior management of NEC concerning the business, past and current business operations, financial condition and future prospects of NEC; (iv) reviewed the stock price and trading history of NEC; (v) reviewed the valuations of publicly traded companies which we deemed comparable to NEC; (vi) compared the financial terms of the Tender Offer with other transactions which we deemed relevant; (vii) prepared discounted cash flow analyses with respect to NEC; (viii) reviewed the Agreement; and (ix) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

National Education Corporation
May 12, 1997
page -2-


In connection with our opinion, we have not, however, independently verified any of the foregoing information and have relied on all such information being complete and accurate in all material respects. Furthermore, we did not obtain any independent appraisal of the properties or assets and liabilities of NEC. With respect to the financial and operating forecasts of NEC which we have reviewed, we have assumed that such forecasts have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of NEC's management, and that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the management of NEC. This opinion is necessarily based upon market, economic, and other conditions that exist and can be evaluated as of the date of this letter, and on information available to us as of the date hereof.

BZW has provided certain investment banking and corporate banking services to NEC from time to time, and has received fees for those services. Furthermore, BZW has acted as financial advisor to NEC in connection with the Tender Offer, and is entitled to receive fees contingent upon the closing of the Tender Offer.

Based upon and subject to the foregoing considerations, it is our opinion that, as of May 9, 1997 (the date we rendered our oral opinion) and as of the date hereof, the consideration to be received in the Tender Offer and the Merger by holders of NEC Common Stock, other than Harcourt and the Purchaser, is fair to such holders from a financial point of view.


Very truly yours,


BZW
A division of Barclays Bank PLC


By:  /s/ RICHARD J. ADUBATO
    ---------------------------
    Richard J. Adubato
    Director